Exhibit 99.2

Focus Media Appoints Dr. Zhi Tan as President
Former Framedia, UTStarcom and Microsoft Executive Brings Professional Management Expertise

SHANGHAI, China, Feb 01, 2007 /Xinhua-PRNewswire via COMTEX News Network/ — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, has announced the appointment of Dr. Zhi Tan, former CEO of Framedia (now a wholly-owned subsidiary of Focus Media), as the new president of Focus Media effective as of January 19, 2007. Meanwhile, the Board of Directors has accepted the resignation of current president David Feng Yu. Mr. Yu will remain as co-chairman of the board.

Dr. Zhi Tan joined Focus Media as senior vice president, following the acquisition of Framedia in October 2005. Dr. Tan was chairman and CEO of Framedia prior to the acquisition. During his tenure with Framedia, Dr. Tan successfully consolidated China’s in-elevator poster frame advertising market through multiple acquisitions and has helped the company to achieve a leading position in the in-elevator poster advertising business in China.

“We are extremely pleased to have Dr. Zhi Tan as our new president,” said Jason Jiang, founder, chairman and chief executive officer of Focus Media. “The board of directors was impressed with Dr. Tan’s contributions to Framedia and Focus Media’s poster frame network success. Dr. Tan’s experience and professional management of strategic planning and execution, his achievement in mergers and acquisitions, and understanding of China’s advertising industry are important assets to Focus Media. Dr. Tan will be responsible for the company’s overall operations, strategic planning and execution. We are confident that Focus Media, under Dr. Tan’s leadership, will push forward in its pursuit of long term sustainable growth and continue to drive leadership in China’s new media market.”

Dr. Tan brings more than 12 years of corporate operation expertise. Prior to joining Framedia, Dr. Tan served as senior advisor at Tom Group Limited of Hong Kong. From 1999 to 2002, he was the CEO of 8848.net Limited, which was one of the largest e-commerce organizations in China at the time. Before joining 8848.net, Dr. Tan was vice president for Microsoft China in 1999. Prior to Microsoft, Dr. Tan was senior vice president for UTStarcom China. Dr. Tan holds a Ph.D. in computer science from Worcester Polytechnic Institute of Massachusetts, USA.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of- home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of September 30, 2006, Focus Media had approximately 74,000 display units in our commercial location network, 36,000 display units in our in-store network, 95,000 advertising poster frames installed throughout China and 80 outdoor LED displays in Shanghai. Over 2,500 international and domestic advertisers had placed advertisements through our networks as of September 30, 2006. For more information about Focus Media, please visit our website http://ir.focusmedia.cn.

For more information, please contact:

Investor and Media contact:

Jie Chen

Tel: +86-21-3212-4661 x6607

Email: ir@focusmedia.cn